RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

23 August 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

07026623

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the second quarter ended 30 June 2007.

(ii) Entitlement (Notice of Book Closure) - Interim Dividend.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **23/08/2007 06:09:52 PM**
Submitted by **RESORTS WORLD** on **23/08/2007 06:29:25 PM**
Reference No **RW-070823-7D503**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : 31/12/2007

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : 30/06/2007

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANN2Q07 _Final_.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 [dd/mm/yyyy] RM'000
1	Revenue	1,031,878	899,215	2,095,732	1,724,537
2	Profit/(loss) before tax	389,030	257,048	724,446	456,584
3	Profit/(loss) for the period	305,736	176,777	543,284	420,162

4	Profit/(loss) attributable to ordinary equity holders of the parent	305,833	176,879	543,480	420,359
5	Basic earnings/(loss) per share (sen)	5.52	3.24	9.66	7.70
6	Proposed/Declared dividend per share (sen)	2.88	2.40	2.88	2.40

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	1.2700	1.1400

Remarks :

The comparative figure for net assets per share attributable to ordinary equity holders of the parent was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earning Per Share.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	18,242	4,367	33,825	8,135
2	Gross interest expense	1,110	3,696	2,590	10,001

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 June 2007. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2007

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
	RM'000	RM'000	RM'000	RM'000
Revenue	**1,031,878**	899,215	**2,095,732**	1,724,537
Cost of sales	**(627,086)**	(540,343)	**(1,286,180)**	(1,087,913)
Gross profit	**404,792**	358,872	**809,552**	636,624
Other income	**21,834**	9,350	**44,521**	29,330
Other expenses	**(65,699)**	(49,940)	**(123,394)**	(95,354)
Profit from operations	**360,927**	318,282	**730,679**	570,600
Finance cost	**(3,110)**	(3,696)	**(6,590)**	(10,001)
Share of results in jointly controlled entity and associate	**31,213**	(57,538)	**(62,853)**	(104,015)
Gain on dilution of equity investment in associate	**-**	-	**63,210**	-
Profit before taxation	**389,030**	257,048	**724,446**	456,584

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2007

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
	RM'000	RM'000	RM'000	RM'000
Taxation	**(83,294)**	(80,271)	**(181,162)**	(36,422)
Profit for the financial period	**305,736**	176,777	**543,284**	420,162
Attributable to:				
Equity holders of the Company	**305,833**	176,879	**543,480**	420,359
Minority interest	**(97)**	(102)	**(196)**	(197)
	305,736	176,777	**543,284**	420,162
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen) *	**5.52**	3.24	**9.66**	7.70
Diluted earnings per share (sen)*	**5.28**	3.23	**9.16**	7.70

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2007

	Unaudited As at 30.6.2007 RM'000	Restated Unaudited As at 31.12.2006 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,511,122	3,519,084
Land held for property development	186,117	186,117
Investment properties	21,274	21,653
Prepaid lease	96,048	96,601
Jointly controlled entity	1,194	1,075
Associate	2,015,508	2,070,550
Other long term assets	235,445	241,869
	6,066,708	6,136,949
Current assets		
Inventories	55,111	53,273
Trade and other receivables	282,534	186,225
Amount due from other related companies	20,676	13,823
Amount due from an associate	1,702	1,380
Short term investments	1,110,453	853,384
Bank balances and deposits	1,325,849	1,127,293
	2,796,325	2,235,378
TOTAL ASSETS	8,863,033	8,372,327
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	572,859	547,294
Reserves	6,681,631	5,702,208
	7,254,490	6,249,502
Minority Interest	7,940	8,136
TOTAL EQUITY	7,262,430	6,257,638
Non-current liabilities		
Other long term liabilities	86,688	91,550
Long term borrowings	460,494	1,126,883
Deferred taxation	193,529	187,964
	740,711	1,406,397
Current liabilities		
Trade and other payables	442,389	479,145
Amount due to holding company	11,121	12,854
Amount due to other related companies	42,846	45,053
Amount due to jointly controlled entity	167	167
Short term borrowings	80,024	87,813
Taxation	158,278	83,260
Dividend payable	125,067	-
	859,892	708,292
TOTAL LIABILITIES	1,600,603	2,114,689
TOTAL EQUITY AND LIABILITIES	8,863,033	8,372,327
NET ASSETS PER SHARE (RM)*	1.27	1.14

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2007

	Attributable to equity holders of the Company						
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Earnings RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
At 1 January 2007	547,294	60,086	(69,367)	5,711,489	6,249,502	8,136	6,257,638
Foreign exchange differences recognised directly in equity	-	-	(54,447)	-	(54,447)	-	(54,447)
Decrease in equity portion of convertible bonds in associate	-	-	(6,474)	-	(6,474)	-	(6,474)
Net income and expenses recognised directly in equity	-	-	(60,921)	-	(60,921)	-	(60,921)
Profit for the financial period	-	-	-	543,480	543,480	(196)	543,284
Total recognised income and expenses for the financial period	-	-	(60,921)	543,480	482,559	(196)	482,363
Share based payments under ESOS	-	-	11	-	11	-	11
Issue of shares	25,565	621,920	-	-	647,485	-	647,485
Appropriation: Final dividend declared for the year ended 31 December 2006	-	-	-	(125,067)	(125,067)	-	(125,067)
At 30 June 2007	572,859	682,006	(130,277)	6,129,902	7,254,490	7,940	7,262,430
At 1 January 2006	545,940	33,668	86,547	4,970,326	5,636,481	8,528	5,645,009
Foreign exchange differences recognised directly in equity	-	-	(63,510)	-	(63,510)	-	(63,510)
Net income and expenses recognised directly in equity	-	-	(63,510)	-	(63,510)	-	(63,510)
Profit for the financial period	-	-	-	420,359	420,359	(197)	420,162
Total recognised income and expenses for the financial period	-	-	(63,510)	420,359	356,849	(197)	356,652
Share based payments under ESOS	-	-	86	-	86	-	86
Issue of shares	752	14,717	-	-	15,469	-	15,469
Appropriation: Final dividend declared for the year ended 31 December 2005	-	-	-	(110,213)	(110,213)	-	(110,213)
At 30 June 2006	546,692	48,385	23,123	5,280,472	5,898,672	8,331	5,907,003

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2007

	Unaudited Current Year-To-Date 30.6.2007 RM'000	Restated Unaudited Preceding Year-To-Date 30.6.2006 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**724,446**	456,584
Adjustments for:		
Depreciation of property, plant and equipment	**117,955**	114,030
Interest expense	**2,590**	10,001
Interest income	**(33,825)**	(8,135)
Share of results in jointly controlled entity and associate	**62,853**	104,015
Unrealised exchange gain	**(3,853)**	(5,705)
Gain on dilution of equity investment in associate	**(63,210)**	-
Other non-cash items and adjustments	**5,786**	3,562
	88,296	217,768
Operating profit before working capital changes	**812,742**	674,352
Net change in current assets	**(104,739)**	(8,365)
Net change in current liabilities	**(2,472)**	(85,356)
	(107,211)	(93,721)
Cash generated from operations	**705,531**	580,631
Net tax paid	**(99,618)**	(107,570)
Retirement gratuities paid	**(890)**	(1,132)
Other net operating payments	**(546)**	(109)
	(101,054)	(108,811)
Net Cash Generated From Operating Activities	**604,477**	471,820
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(151,933)**	(166,198)
Other investments	**34,152**	8,020
Net Cash Used In Investing Activities	**(117,781)**	(158,178)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	**18,085**	15,469
Interest paid	**(2,857)**	(12,825)
Repayment of borrowings	**(45,832)**	(302,280)
Other financing expenses	**(22)**	-
Net Cash Used In Financing Activities	**(30,626)**	(299,636)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**456,070**	14,006
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**1,980,677**	714,808
EFFECT OF CURRENCY TRANSLATION	**(445)**	(381)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**2,436,302**	728,433
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**1,325,849**	260,660
Money market instruments (included in short term investments)	**1,110,453**	467,773
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**2,436,302**	728,433

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

Part I: Compliance with Financial Reporting Standard ("FRS") 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information for the 6 months period ended 30 June 2007 have been reviewed by the Company's auditors in accordance with the International Standards on Review Engagements ("ISRE") 2410 - Review of Interim Financial Information by the Independent Auditor of the Entity.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2006. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2006.

In the current period, the Group adopted the following revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006 and are relevant to its operations:-

FRS 117 Leases
FRS 124 Related Party Disclosures (The disclosure requirements under FRS 124 will be presented in the annual financial statements for the financial year ending 31 December 2007)

The principal effects of the changes in accounting policies resulting from the adoption of the revised FRS 117 is set out below:-

i) Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses. Under the revised FRS 117, leasehold land is an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as prepaid lease and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as prepaid lease has been accounted for retrospectively and the comparatives in the balance sheet have been restated.

ii) The effects on the comparatives to the Group on adoption of FRS 117 are as follows:

RM'000	**As previously reported**	**Effect of adoption of FRS 117**	**As restated**
As at 1 January 2007			
Group			
Property, plant and equipment	3,615,685	(96,601)	3,519,084
Prepaid lease	-	96,601	96,601

b) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

c) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There has not arisen in the current financial period ended 30 June 2007 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

g) Segment Information (Cont'd)

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Results					
Segment profit	687,384	769	8,701	-	696,854
Interest income					33,825
Finance cost					(6,590)
Share of results in jointly controlled entity and associate					(62,853)
Gain on dilution of equity investment in associate					63,210
Profit before taxation					724,446
Taxation					(181,162)
Profit for the period					543,284

h) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2006.

i) Material Events Subsequent to the end of Financial Period

i) At the Annual General Meeting of the Company held on 21 June 2007, the shareholders of the Company had approved the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company (Refer to Note 8 of Part II).

As at 16 August 2007, the Company had repurchased a total of 65,857,200 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM271.66 million at an average cost of RM4.125 per share. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

ii) On 13 July 2007, the Company, through CIMB Investment Bank Berhad, announced that Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company had accepted an offer made by CMY Capital (L) Ltd to purchase 1.01 billion ordinary shares of USD0.10 each in Star Cruises Limited ("SCL") from RWL ("Proposed Disposal"), for a total cash consideration of HKD2.6462 billion (approximately RM1.168 billion) and was expected to generate a net gain of RM309.7 million for the Group.

The Proposed Disposal was completed on 30 July 2007. As a result, RWL's equity shareholding in SCL reduced to 19.58%. SCL will not be regarded as an associated company of RWL and RWL will no longer equity account for SCL's financial results.

Other than the above, there were no material events subsequent to the end of the current financial period ended 30 June 2007 that have not been reflected in this interim financial report.

d) Material Changes in Estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial quarter ended 30 June 2007 or that of prior financial years.

e) Changes in Debt and Equity Securities

i) The Company issued 8,823,000 new ordinary shares of 10 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the current financial period ended 30 June 2007 at the following exercise price:

Exercise price (RM)	No. of options exercised during the financial period
1.700	65,000
1.898	615,000
2.064	8,143,000
	8,823,000

ii) The Company had in September 2006 issued RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes") which are convertible at the option of the holders of the Notes into new ordinary shares of the Company at any time during the period beginning on and including 20 October 2006 and ending on 11 September 2008.

There is a total of RM629.4 million of Notes converted into 246.8 million new ordinary shares of 10 sen each of the Company for the current financial period ended 30 June 2007. The balance of the Notes which remain outstanding as at 30 June 2007 is RM470.6 million.

f) Dividends Paid

No dividend has been paid during the current financial period ended 30 June 2007.

g) Segment Information

Segment analysis for the current financial period ended 30 June 2007 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue					
External	2,079,525	2,276	13,931	-	2,095,732
Inter segment	1,096	2,871	29,536	(33,503)	-
	2,080,621	5,147	43,467	(33,503)	2,095,732

j) Changes in the Composition of the Group

In the preceding quarter, it was disclosed that as at 31 March 2007, RWL's equity shareholding in SCL has been reduced from 36.01% as at 31 December 2006 to 33.91%, due mainly to:

- the issuance of approximately 163.4 million new ordinary shares of USD0.10 each by SCL upon conversion of USD53.4 million of the USD180.0 million 2% Convertible Bonds due 2008; and
- the issuance of 255.0 million new ordinary shares of USD0.10 each by SCL to independent third parties pursuant to the share subscription agreements dated 17 January 2007.

As a result, there was a gain on dilution of RM63.2m arising from the above issuance of new ordinary shares by SCL.

As at 30 June 2007, RWL's equity shareholding in SCL remained at 33.91%. Upon completion of the Proposed Disposal on 30 July 2007 as disclosed in Part I Note i (ii) above, RWL's equity shareholding in SCL has reduced to 19.58%.

Other than above, there have been no material changes in the composition of the Group for the current period ended 30 June 2007.

k) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2006.

l) Capital Commitments

Authorised capital commitments not provided for in the interim financial statements as at 30 June 2007 are as follows:

	RM'000
Contracted	434,782
Not contracted	319,739
	754,521
Analysed as follows:	
- Property, plant and equipment	467,323
- Investment *	287,198
	754,521

* This relates to RWL's, an indirect wholly-owned subsidiary of the Company, undertaking to subscribe for 213,134,312 shares in Genting International P.L.C. ("GIPLC") at SGD0.60 per share, pursuant to GIPLC's rights issue, on the basis of 3 rights shares for every 5 existing ordinary shares in GIPLC.

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		SIX MONTHS ENDED 30 JUNE		
	2Q2007 RM'Mil	2Q2006 RM'Mil	% +/-	1Q2007 RM'Mil	% +/-	2007 RM'Mil	2006 RM'Mil	% +/-
Revenue								
L&H	1,027.0	895.3	+15%	1,052.5	-2%	2,079.5	1,710.4	+22%
Property	0.9	1.0	-10%	1.4	-36%	2.3	2.5	-8%
Others	4.0	2.9	+38%	9.9	-60%	13.9	11.6	+20%
	1,031.9	899.2	+15%	1,063.8	-3%	2,095.7	1,724.5	+22%
Profit before tax								
L&H	339.0	311.1	+9%	348.4	-3%	687.4	544.5	+26%
Property	0.2	0.6	-67%	0.6	-67%	0.8	1.2	-33%
Others	3.5	2.3	+52%	5.1	-31%	8.7	16.8	-48%
	342.7	314.0	+9%	354.1	-3%	696.9	562.5	+24%
Interest income	18.2	4.3	+>100%	15.6	+17%	33.8	8.1	+>100%
Finance cost	(3.1)	(3.7)	+16%	(3.5)	+11%	(6.6)	(10.0)	+34%
Share of results in jointly controlled entity and associate	31.2	(57.5)	+>100%	(94.0)	+>100%	(62.9)	(104.0)	+40%
Gain on dilution of equity investment in associate	-	-	-	63.2	->100%	63.2	-	+>100%
	389.0	257.1	+51%	335.4	+16%	724.4	456.6	+59%

The Group registered revenue and profit before tax of RM1,031.9 million and RM389.0 million respectively for the current quarter. This is an increase of 15% and 51% respectively compared with the previous year's corresponding quarter.

The increase in the current quarter's revenue and current quarter's profit before tax is mainly attributable to better underlying performance in the leisure and hospitality segment arising mainly from higher volume of business due to higher visitor arrivals. In addition, SCL, an associate, contributed share of profit of RM31.1 million in the current quarter compared with a share of loss of RM57.5 million in the corresponding quarter of the previous financial year.

The Group registered revenue and profit before tax of RM2,095.7 million and RM724.4 million respectively for the six months ended 30 June 2007. The increase in revenue is mainly due to the better underlying performance in the leisure and hospitality segment due to higher volume of business as a result of higher visitor arrivals and more favourable luck factor.

The increase in profit before tax for the six months ended 30 June 2007 is mainly attributable to the following:

i) higher profitability of the leisure and hospitality business;

ii) a share of SCL loss of RM62.9 million compared with share of loss of RM104.0 million in the same period last year;

iii) a one-off gain on dilution of equity investment in SCL of RM63.2 million as disclosed in Part I Note j above; and

iv) higher interest income of RM33.8 million, which increased by RM25.7 million.

2) *Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter*

The Group registered a profit before tax of RM389.0 million in the current quarter compared with RM335.4 million in the preceding quarter.

The higher profit before tax was mainly due to share of profit of SCL amounting to RM31.1 million compared with share of losses of RM94.0 million and a one-off gain on dilution of equity investment in SCL of RM63.2 million in the preceding quarter. Leisure and hospitality segment reported a lower profit before tax mainly due to more favourable luck factor in the preceding quarter.

3) *Prospects*

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter and current financial period ended 30 June 2007 are as follows:

	Current quarter ended 30 June 2007 RM'000	Current financial year-to-date ended 30 June 2007 RM'000
Current taxation charge:		
Malaysian income tax charge	75,635	175,681
Deferred tax charge	7,707	6,013
	83,342	181,694
Prior years' taxation:		
Income tax over provided	(48)	(83)
Deferred tax over provided	-	(449)
	83,294	181,162

The effective tax rate of the Group for the current quarter before the adjustment of taxation in respect of prior years, is lower than statutory income tax rate mainly due to tax incentives claimed for the period.

The effective tax rate of the Group for the current financial period before adjustment of taxation in respect of prior years, is lower than the statutory income tax rate mainly due to tax incentives claimed for the period and non-taxable income arising from a one-off gain on dilution of equity investment in an associate, which is offset by share of losses in an associate.

6) *Profit on Sale of Unquoted Investments and/or Properties*

The results for the current financial period ended 30 June 2007 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiaries and Associates

(a) There are no dealings in quoted securities for the current financial period ended 30 June 2007.

(b) The details of the investments in quoted shares excluding subsidiaries and associates as at 30 June 2007 are set out below:

	RM'000
Total investments at cost	223,834
Total investments at book value	223,834
Total investments at market value	753,781

8) Status of Corporate Proposals Announced

On 21 June 2007, the Company announced that the shareholders of the Company had approved the proposed renewal of the authority for the purchase of own shares at the Twenty - Seventh Annual General Meeting of the Company held on 21 June 2007.

Other than the above, there were no corporate proposals announced but not completed as at 16 August 2007.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 30 June 2007	
		Foreign currency USD'000	**RM Equivalent '000**
Short term borrowings	Unsecured	23,176	80,024
Long term borrowings	Unsecured	-	460,494
			540,518

As at 16 August 2007, RM799.8m of the long term borrowings comprising the zero coupon convertible notes has been converted into new ordinary shares of the Company, whilst RM51.1m of the zero coupon convertible notes was paid in the form of cash.

10) Off Balance Sheet Financial Instruments

As at 16 August 2007, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
SGD	25,000	23/07/2007	27/08/2007
SGD	15,000	23/07/2007	27/08/2007
Total	40,000		

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, closing rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. The loan was fully repaid by 29 May 2007.

(ii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR. Of these amounts, USD9.0 million was repaid on 25 November 2005 and USD2.59 million was repaid on 12 December 2005. On 24 November 2006 and 11 December 2006, repayments amounting to USD9.0 million and USD2.59 million respectively were made. The balance outstanding on this loan amounts to USD23.18 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD'000
12 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
12 April 2004	11 June 2004	11/12/2007 to 11/12/2008	2,587
13 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
07 May 2004	11 June 2004	11/12/2007 to 11/12/2008	2,588
Total			23,175

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

The outstanding IRS agreements to hedge the underlying loans were terminated on 14 August 2007 when the Group decided to prepay these loans by 11 September 2007.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 16 August 2007.

12) Dividend Proposed or Declared

(a) (i) An interim dividend for the half year ended 30 June 2007 has been declared by the Directors.

(ii) The interim dividend for the period ended 30 June 2007 is 2.88 sen per ordinary share of 10 sen each, less 27% tax.

(iii) The interim dividend declared and paid for the previous year corresponding period ended 30 June 2006 was 12.0 sen per ordinary share of 50 sen each, less 28% tax (equivalent to 2.4 sen per ordinary share of 10 sen each, less 28% tax).

(iv) The interim dividend shall be payable on 22 October 2007.

(v) Entitlement to the interim dividend:

A Depositor shall qualify for entitlement to the interim dividend only in respect of:

(I) Shares transferred into the Depositor's Securities Account before 4.00 p.m. on 28 September 2007 in respect of ordinary transfers; and

(II) Shares bought on the Bursa Malaysia on a cum entitlement basis according to the rules of the Bursa Malaysia.

(b) Total dividend payable for the current financial year-to-date is 2.88 sen per ordinary share of 10 sen each, less 27% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 June 2007 are as follows:

	Current quarter ended 30 June 2007	**Current financial year-to-date ended 30 June 2007**
	RM'000	**RM'000**
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	305,833	543,480

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 June 2007 are as follow:

	Current quarter ended 30 June 2007	Current financial year-to-date ended 30 June 2007
	Number of shares	Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	5,537,592,384	5,623,643,630
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	20,439,289	20,191,259
Adjustment for shares issuable arising from the conversion of Convertible Notes	229,927,161	286,542,270
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	5,787,958,834	5,930,377,159

14) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2006 was not qualified.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD
23 August 2007

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **23/08/2007 06:47:28 PM**
Submitted by **RESORTS WORLD** on **23/08/2007 07:00:28 PM**
Reference No **RW-070823-B4683**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

---

* Entitlement date :**28/09/2007**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Interim Dividend**

* Entitlement description

Interim Dividend of 2.88 sen less 27% tax per ordinary share of 10 sen each.

Period of interest payment : to

Financial Year End :**31/12/2007**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel: 03-21782266

Payment date :**22/10/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**28/09/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.0288**

Remarks

2.88 sen less 27% tax per ordinary share of 10 sen each.

END